UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION

UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-31993

Sterling Construction Company, Inc.

The Nasdaq Stock Market LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

20810 Fernbush Lane
Houston, Texas 77073
(281) 821-9091
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Rights to purchase one one-hundredth of a share of
Series A Junior Participating Preferred Stock, par value $0.01 per share†
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ] 17 CFR 240.12d2-2(a)(1)

[ ] 17 CFR 240.12d2-2(a)(2)

[ ] 17 CFR 240.12d2-2(a)(3)

[ ] 17 CFR 240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sterling Construction Company, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 20, 2009                                                       By:  /s/ Roger M. Barzun                                                    Senior Vice President
        Date                                                                                       Name                                                                             Title

__________________

†
The preferred stock purchase rights expired on December 29, 2008 pursuant to the terms of the Rights Agreement dated December 29, 1998 between
Sterling Construction Company, Inc. and American Stock Transfer & Trust Company.